

July 22, 2010

David M. Bronson
Executive Vice President and Chief Financial Officer
PSS World Medical, Inc.
4345 Southpoint Boulevard
Jacksonville, FL 32216

  Re: **PSS World Medical, Inc.**
     Form 10-K for Fiscal Year Ended April 2, 2010
     Filed May 26, 2010
     File No. 000-23832

Dear Mr. Bronson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 2, 2010

Item 15. Exhibits and Financial Statement Schedules

1. We note that you failed to include the exhibits or schedules to Exhibit 10.9, Exhibit 10.9a, and Exhibit 10.23. Please file a complete copy of each exhibit with your next Exchange Act periodic report.

Definitive Proxy Statement on Schedule 14A

How the Company Determines and Assesses Executive Compensation, page 16

2. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not

necessary.

Annual Cash Incentive Awards, page 18

3.   It does not appear that you have provided quantitative disclosure of all of the
        terms of the necessary targets to be achieved for your named executive officers to
        earn their annual cash incentive awards. In future filings, please disclose the
        specific performance targets used to determine incentive amounts or provide a
        supplemental analysis as to why it is appropriate to omit these targets pursuant to
        Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate
        to omit specific targets, please provide the disclosure pursuant to Instruction 4 to
        Item 402(b) of Regulation S-K. General statements regarding the level of
        difficulty, or ease, associated with achieving performance goals either at the
        corporate level or at the individual level are not sufficient. In discussing how
        likely it will be for the company to achieve the target levels or other factors,
        provide as much detail as necessary without providing information that poses a
        reasonable risk of competitive harm. Please submit a response that either
        provides draft language for the future filing or provides a confidentiality argument
        based on substantial competitive harm.

4.   In addition, we note your disclosure that part of this compensation is based upon
        "achieving certain critical tasks." Please tell us what these tasks are.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

       You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or me at (202) 551-3790 with any other questions.

                Sincerely,

                John Reynolds
                Assistant Director